Exhibit 99.1

JOINT FILING AGREEMENT

 The undersigned hereby agree that the Statement on Schedule 13G dated June 30, 2008 with respect to the shares of Common Stock, par value $0.0001 per share, of Fortress International Group, Inc. and any further amendments thereto executed by each and any of the undersigned shall be filed on behalf of each of the undersigned pursuant to and in accordance with the provisions of Rule 13d-1(k)(1) under the Securities Exchange Act of 1934, as amended.

Dated: June 30, 2008

RCG ENTERPRISE, LTD By: Ramius LLC, its investment manager	RAMIUS LLC By: C4S & Co., L.L.C., as managing member C4S & CO., L.L.C.

By:	/s/ Jeffrey M. Solomon
Name: Jeffrey M. Solomon
Title: Authorized Signatory

/s/ Jeffrey M. Solomon
JEFFREY M. SOLOMON
Individually and as attorney-in-fact for Peter A. Cohen, Morgan B. Stark and Thomas W. Strauss